UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

INTERFACE, INC.
(Name of Issuer) Class A Common Stock, $0.10 par value per share
(Title of Class of Securities) 458665106
(CUSIP Number) September 2, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The  information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 458665106	13G	Page 1 of 4 Pages

1	NAMES OF REPORTING PERSONS A. Kimbrough Davis**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 3,524,699 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,524,699 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON IN
** Solely in his capacity as Co-Executor of the Estate of Ray C. Anderson.

CUSIP NO. 458665106	13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Patricia Adams Rainey Anderson***
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 3,524,699 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 3,524,699 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,524,699 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON IN
*** Solely in her capacity as Co-Executor of the Estate of Ray C. Anderson and as Co-Delegate for the shares of Interface, Inc. held by the Estate of Ray C. Anderson.

CUSIP NO. 458665106	13G	Page 3 of 4 Pages

1	NAMES OF REPORTING PERSONS Mary Anne Anderson Lanier****
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 3,524,699 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 3,524,699 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,524,699 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON IN
**** Solely in her capacity as Co-Delegate for the shares of Interface, Inc. held by the Estate of Ray C. Anderson.

CUSIP NO. 458665106	13G	Page 4 of 4 Pages

1	NAMES OF REPORTING PERSONS Harriet Adelaide Anderson Langford****
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 3,524,699 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,524,699 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON IN
**** Solely in her capacity as Co-Delegate for the shares of Interface, Inc. held by the Estate of Ray C. Anderson.

Item 1.                                (a)           Name of Issuer:

Interface, Inc. (the “Company”)

             (b)           Address of Issuer’s Principal Executive Offices:

2859 Paces Ferry Road, Suite 2000
Atlanta, GA 30339

Item 2.                                (a)           Name of Persons Filing:

A. Kimbrough Davis, Co-Executor
Patricia Adams Rainey Anderson, Co-Executor and Co-Delegate
Mary Anne Anderson Lanier, Co-Delegate
Harriet Adelaide Anderson Langford, Co-Delegate

             (b)          Address of Principal Business Office or, if none, Residence:

A. Kimbrough Davis
1100 Peachtree Street
Suite 2860
Atlanta, GA 30309

Patricia Adams Rainey Anderson
2660 Peachtree Road, NW, #28B
Atlanta, GA 30305

Mary Anne Anderson Lanier
2829 Tanner Lake Trail
Marietta, GA 30064

Harriet Adelaide Anderson Langford
186 Pine Tree Drive
LaGrange, GA 30240

             (c)           Citizenship:

United States of America, for all filing persons.

             (d)           Title of Class of Securities:

Class A Common Stock, $0.10 par value per share

             (e)           CUSIP Number:

458665106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________.

Item 4

The percentage used herein is calculated based upon 58,579,758 shares of Class A Common Stock outstanding as of August 5, 2011, based upon the Company’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2011, filed with the SEC on August 11, 2011.  As of the close of business on September 1, 2011, the Reporting Persons beneficially owned shares of the Company’s common stock in the amount and percentage listed below:

(a)           Amount Beneficially Owned.

The 3,524,699 shares of the Company described herein were acquired by the Estate of Ray C. Anderson (the “Estate”) upon the death of Mr. Ray C. Anderson on August 8, 2011. Mr. A. Kimbrough Davis and Ms. Patricia Anderson qualified as co-executors of the Estate (the “Co-Executors”) under local law on August 24, 2011, upon such date Ms. Patricia Anderson’s, Ms. Mary Anne Lanier’s and Ms. Harriet Langford’s collective authority as proxy and delegate (the “Co-Delegates”) with respect to the shares of the Company held by the Estate arose. At that time, the Co-Executors and Co-Delegates may be deemed to have acquired beneficial ownership of the 3,524,699 shares beneficially owned by the Estate. This ownership consists of (i) 3,523,952 shares of Class B Common Stock, par value $0.10 per share, of the Company (which are convertible on a one-for-one basis into shares of Class A Common Stock) owned of record by the Estate; and; (ii) 717 shares of Class A Common Stock owned of record by the Estate.

(b)           Percent of Class.

If all of the Class B Common Stock beneficially owed by the Estate were converted into Class A Common Stock, then the Estate beneficially owns 5.7% of the outstanding Class A Common Stock, computed in accordance with Rule 13d-3.

(c)           Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: None

ii.	Shared power to vote or to direct the vote: 3,524,699, solely with respect to the Co-Delegates.

iii.	Sole power to dispose or to direct the disposition of: None

iv.	Shared power to dispose or to direct the disposition of: 3,524,699, with respect to the Co-Executors and the Co-Delegates.

Item 5.                   Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.                    Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.                    Notice of Dissolution of Group.

Not applicable.

Item 10.                 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/A. Kimbrough Davis
A. Kimbrough Davis, Co-Executor

/s/Patricia Adams Rainey Anderson
Patricia Adams Rainey Anderson, Co-Executor and Co-Delegate

/s/Mary Anne Anderson Lanier
Mary Anne Anderson Lanier, Co-Delegate

/s/Harriet Adelaide Anderson Langford
Harriet Adelaide Anderson Langford, Co-Delegate

Date: September 2, 2011

Exhibit A

Due to the relationship among them, Mr. A. Kimbrough Davis and Ms. Patricia Adams Rainey Anderson, as Co-Executors of the Estate, and Ms. Patricia Adams Rainey Anderson, Mary Anne Anderson Lanier and Ms. Harriet Adelaide Anderson Langford, as Co-Delegates for the shares of Interface, Inc. held by the Estate of Ray C. Anderson, may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.